

Single Touch Systems, Inc.
Company Overview

October 2008

FORWARD LOOKING STATEMENTS

- Certain statements in this presentation are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, those statements regarding Single Touch Systems Inc.'s ("Single Touch") ability to exploit commercial opportunities. These statements are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that may be based on forecasts of future performance and results, estimates of amounts not yet determined and assumptions of management. These statements are made as of the date of this presentation and the fact that this presentation remains available does not constitute a representation by Single Touch that we believe these forward-looking statements continue to be true as of any subsequent date. Although Single Touch believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, it can give no assurance that these assumptions and expectations will prove to be correct. Actual results may differ materially from those currently anticipated due to a number of factors beyond the reasonable control of Single Touch, including, but not limited to, the demand for Single Touch's products and services in terms of both number of users and extent of use, Single Touch's ability to successfully execute its business and marketing strategies, the timing of the ramp up for Single Touch's products and services, the growth of the mobile data industry, and Single Touch's ability to achieve and maintain a competitive position within such industry. Additional information on risks and other factors that may affect the business and financial results of Single Touch can be found in filings of Single Touch with the U.S. Securities and Exchange Commission ("SEC"). The SEC filings are available on a Web site maintained by the SEC at http://www.sec.gov. Single Touch's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

- All written and oral forward-looking statements made in connection with this presentation that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

- Estimates and forward-looking projections reflect various assumptions of management that may or may not prove to be correct and involve various risks and uncertainties. In making an investment decision investors must rely on their own examination of the company and the terms of the offering, including the merits and risks involved.

- Information presented may be confidential and not currently publicly available. Accordingly, you agree to treat such information in strict confidence and not to disclose such information to any other party. You understand that Single Touch may rely on your agreement of confidentiality to comply with Regulation FD under the Securities Act of 1933 as set forth in Rule 100(b)(2)(ii) of Regulation FD. In addition, you acknowledge that you are aware that the United States securities laws generally prohibit any person who is in possession of material nonpublic information about a public company such as Single Touch from purchasing or selling securities of such company.

- These materials do not constitute an offer to sell, or the solicitation of any offer to buy, any securities of the company or any entity whatsoever. Any such offer may only be made by a private placement memorandum or prospectus issued by the company.

single touch

Company Overview



Founded in 2002, Single Touch Systems (SITO.OB) is a mobile infrastructure provider whose mission is to create innovative mobile commerce solutions for carriers, brands and retailers.

Using our award winning Abbreviated Dial Code (ADC) platform for multiple data distribution programs has resulted in high consumer response and download conversion rates.

With experience in the wireless and retail industries, the Single Touch team delivers unique relationships and innovative technology enabling a retailer or brand to drive adoption of its mobile strategy.

single touch

Investment Highlights













- $25 Billion Mobile Data Industry with forecasts to grow to $44 Billion by 2011(iSuppli 2007)

- Our Abbreviated Dial Code platform is a proven, effective distribution tool that accesses mobile consumers on a mass scale, downloads content and provides other mobile services

- More than 100 ADC's in the pipeline

- Yahoo has chosen Single Touch's Mobile Coupon Platform

- Walmart has chosen Single Touch's mobile marketing platform to drive their mobile initiatives

- Nextel Mexico has chosen Single Touch to manage their data services and billing platform

- ATT Long Distance has chosen Single Touch to sell ADCs

- Strong Wireless Carrier Relationships include AT&T, Verizon, T-Mobile and Sprint

- Strong IP position

Management Team



- **Anthony Macaluso** - Founder, Chairman & CEO
  - Is the inventor of many of the company's proprietary technologies. With more than 30 patents issued and pending, Tony is a technology visionary with a well honed instinct for seizing market opportunities

- **Richard Siber** – Board Member
  - More than 24 years in wireless previously a partner in Accenture, where he led their wireless practice. Board member for inCode (aquired by Verisign), DigitWireless, and JumpTap

- **Chris Black** – President, Data Services
  - More than 14 years in wireless, most recently Director of Mobile Marketing and Interactive Media at AT&T

- **James Darcey** – S.V.P., Carrier Relations
  - More than 9 years at Alltel Communications and now with Single Touch for 4 years

- **Tom Hovasse** – E.V.P., Product Management
  - Involved in all aspects of product launch and operation at Single Touch since 2002

- **Donovan Gordon** – S.V.P., Sales
  - More than 20 year in the media industry with companies like HBO, Showtime and BET

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Mobile Data Market

US Mobile Content Revenue



Revenue in Billions

- US mobile content market
  - 2007: $25 billion
  - 2011: projected to be $44 billion (iSuppli 2007)

- Carriers view data as the driver to increase ARPU (Average Revenue Per User)
  - Data now accounts for 20% of revenue for the top 20 international carriers (iSuppli 2007)
  - Data now accounts for more than 23% of revenue for top 2 US carriers.

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Featured Platform Programs



- **Abbreviated Dial Code (ADC) Platform**
  - Mobile handset based data distribution channel with natural voice interface that can invoke SMS, MMS, application downloads, or voice programs
  - Scalable platform is the basis of our multiple data distribution programs

- **Retail Mobile Marketing Platform**
  - Retailer initiated program and mobile solution to access consumers on a mass scale
  - Lead generation programs, marketing incentives and loyalty programs
  - Robust campaign management platform

- **Mobile Digital Coupon Solution**
  - Consumer friendly end-to-end solution to provide coupons, discounts and brand marketing material to a mobile device

- **Carrier Data and Billing Platform**
  - Carrier grade platform for on and off deck content distribution
  - Platform provides expansion basis for Latin America

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ADC Platform Overview and Features



Maps & Directions
Customer Service
Downloadable Content
Targeted Marketing
Abbreviated Dialing Code
Digital Coupons & Offers
Data Collection
Pay-Per-Listen Audiocasts
On-Demand News & Info

- An Abbreviated Dial Code (ADC) is any phone number beginning with a '#' or '*' plus a 3 to 6 digit branded number such as #SEARS
- Abbreviated Dial Codes (ADC) are being used as a handset based data distribution channel
- ADC's (vanity numbers) make it easy to remember how to access and enroll in mobile campaigns such as #MEALS
- Delivering successful commercial programs on multiple carriers in the U.S.
- A high percentage of those purchasing content through ADCs are buying wireless data for the first time and approximately 30% of callers purchase content versus a much smaller % for SMS mobile programs
- ADC's provide more features than SMS:
  - Downloadable content – brand incentives, coupons, ringtone, wallpaper, applications and video
  - Interactive TV, Content, voting, polling and trivia
  - Marketing and advertising campaigns
  - User generated content – dedicate and send a song directly to a friend's phone

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ADC Program Patent Pending Technology



Consumer   **Carrier**   **Single Touch**   **Content Partner**

Consumer sees Advertisement and calls in

Carrier routes call to Single Touch

Content Management

Raw Content

Call Management

Consumer selects content and opts-in

Program/Campaign Management

Device Management

Consumer receives content and pays bill

Carrier bills and passes content

Delivery Management

Customer Care Tools

Online Real-time Reporting

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How the ADC Program Works





MTV Case study

- Consumer sees ad
  - "To download 'the Pretender' by Foo Fighters as your ringtone call #MTV, on you wireless phone"

- Consumer dials # MTV (#688)

- Carrier routes 'ADC' to Single Touch

- Single Touch picks-up call and gathers information
  - Consumer selects and confirms content through voice prompts
  - Authorizes charge to bill by pressing keys

- Content is delivered to phone

- Billing is completed on carrier bill

ADC Marketing Program

- **AT&T's long distance sales force is selling ADCs for Single Touch**

  - New product for sales team to provide to their existing toll free customers
    - Toll free business is $14.9b (Frost & Sullivan)
  - Signed major clients such as Walmart, Chase, Hertz
  - ADC's are valuable assets like URL's
  - ADC's are the next evolution of phone numbers
    - Standard dial number: 760-438-XXXX
    - Toll free number: 877-784-XXXX
    - Vanity toll free number: 800-XXX-APPS
    - ADC = #Hertz (brand name)



ADC Code	ADC Management Fee	Minutes of Use Fee	Content delivery fee
▪ ADC code is provisioned on carriers ▪ Projected numbers based on monthly revenue run rate of 300 provisioned ADC's	▪ $750.00 to $1,250.00 per mo. ▪ $ 300,000 per mo. run rate based on 300 ADC's using the mid range of the fee above	▪ $ 0.04 to $0.10 per minute ▪ $ 3,150,000 monthly run rate based on 150,000 minutes of use per ADC using the mid range of the fee above	▪ $ 0.15 to $0.30 ▪ $ 1,518,000 monthly run rate based on 22,500 downloads per month per ADC using the mid range of the fee above

Total projected annual revenue base for all ADC's in Dec. 2010 on the above run rate is approximately $ 60,000,000

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ADC Codes

Live Programs























MTV
BET
Sears
YAHOO!
Walmart
Save money. Live better.
PANDORA
UNIVISION
AN AMERICAN REVOLUTION
CHASE
Jamster
FOX NEWS channel

Programs Being Provisioned















Apple
Hertz
The Weather Channel
HBO
CMT
COUNTRY MUSIC TELEVISION
TRAVELERS

Walmart going Mobile with Single Touch

We have been selected to provide mobile messaging for Walmart and are in the process of installing 2 new data facilities in order to transmit messaging for their customers. The new Single Touch Data Centers are located in Los Angeles and Chicago and are capable of transmitting in excess of 6 billion messages annually and capable of supporting multiple programs. Some of the programs include the following:

- #MEALS is a program in conjunction with Kraft Foods which delivers recipes and shopping lists on a daily basis to customers who have opted in.

- New Innovative programs ready to go in Q4.



Text Message Fee   Minutes of Use Fee   Content Delivery Fee   **Delivers 2010 projected annual revenue of $30,000,000**

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Mobile Marketing Platform



Mobile Ad Spending
In billion dollars **

- 2007: 1.5
- 2008: 4.7
- 2009: 6.8
- 2010: 10.3
- 2011: 13.8

- Mobile Coupon Platform
  - Mobile solution to provide coupons, discounts and loyalty programs at retail
  - Mobile coupon platform requires little change in consumer or retailer check-out behavior

- Lead Generation Programs
  - Simplifies the process in obtaining name, address and other information via mobile phone

- Campaign Management on "Anywhere Platform"
  - Carrier grade platform for creating, managing and detailed reporting of marketing campaigns

**Source – eMarketer 7/17/2007

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Coupon Industry Opportunity



- Paper coupon is a multi-billion dollar annual business
  - 300 billion coupons distributed in 2006 (NYT 2006)
  - Estimated 1% of coupons are redeemed (AP 2008)
  - Coupon fraud estimate at $500 million per year (Consumer Information Corporation - www.cents-off.com/fraud.htm)
  - Manual process, slow and laborious for consumer and retailer at check out
  - Expensive print advertising for Brand and not environmentally friendly
  - Study indicates "shame stigma" associated to customer paper coupon redemption (CBC News 9/17/2008)
- Juniper Research estimates that almost 3 billion mobile coupons will be issued to mobile users by 2011, with just under $7 billion of discounts redeemed
- Current mobile coupon programs…
  - Include application downloads or bar codes that are delivered to mobile phones
  - Are difficult for consumers - finding the coupon image is a challenge and time consuming
    - Images can be stored in different areas depending on carrier, handset and how image is sent to phone
  - Require new POS equipment, others require manual entry into POS

single touch

Mobile/Digital Coupon Platform



Home & Garden
Back to School
More
Search
My Shopping
Help
ADVERTISEMENT
FREE CASE
of HP paper
When you buy 2 HP Toners.
A $46.89 Value
Enter your mobile phone number
to activate coupon:
Get Coupon
How to redeem your mobile coupon:
Purchase qualified item at retailer then enter your mobile
phone number at checkout.

Single Touch mobile/digital coupon solution:

- Ties coupon/discount to mobile phone number
- Provides little change in retailer or customer check-out behavior
- Requires no new hardware at retail that leads to easy integration
- Provides promotions and results in relevancy to the consumer, real transactions and superior customer engagement
- Can be promoted via multiple channels:
  - Yahoo's website's interface with 140 million unique U.S. users (Yahoo 10Q)
  - Banner Ads
  - Shopping Portal
  - Mobile phone via # code
  - At retail via shelf talkers and other promotions
- Partners and Participants
  - Yahoo! - Web interface for brands and consumers
  - P&G Product participant
- Revenue from the mobile couponing initiatives will primarily consist of a percentage earned of the face value of each coupon redeemed

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Coupon Data Flow

1. Yahoo provides Single Touch Platform interface to Consumer Product Group/Brand
2. Relevant coupon information is passed to Single Touch Campaign management system
3. POS Receives coupon SKU, Value, etc and confirms receipt
4. Single Touch Campaign manager delivers the ad to the specified Yahoo Ad server and populates #SAVE



1
Coupon Creation/Management Form
2
single touch Campaign Management System
Advertising Management System
3
single touch Retail POS Manager
Retailer POS Database
4
Coupon / Banner Ad
Yahoo! Coupons
SAVE $1.25
on any one (1) package of HUGGIES® Diapers
#SAVE

Call to Action


DEAL OF THE DAY
YAHOO! SHOPPING
$1.00 OFF
ONE (1) 32 oz. or 64 oz. bottle of all® small & mighty® 3X concentrated laundry detergent
Click & Clip Coupon
Enter Mobile Number
5
#SAVE
single touch
Coupon Validation System

5. Ad is resident online accessed by clicking on the ad or for example, dialing #SAVE from a mobile phone, the mobile number is then captured

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Coupon Redemption





Retailer POS Database



Coupon Validation System



Retail POS Manager

6. Mobile Number is entered at POS by the customer upon checkout

7. The mobile phone number is validated in real-time at POS

8. Batch information is sent to Single Touch from POS containing all purchases and then matched to coupons clipped

9. Information is parsed and Yahoo is sent relevant data to be delivered to CPG



Reporting

single touch

Nextel Mexico Data Platform

- Single Touch to provide operation of content management , distribution and billing program to Nextel Mexico
- Single Touch receives 70% of the gross revenue of each completed transaction
- Single Touch services will include:
  - Both on and off-deck content
    - On-deck = Carriers own content offering
    - Off-deck = any third party selling content to carriers consumers
  - ADC programs
  - Billing intermediary for all content sold
  - Conduit for data delivery
    - Pass SMS messages
  - Video/television
  - Alternative payments, such as Paypal
  - Advertising
  - Search
  - Coupons
  - Content rating/filtering
  - Database of record and registration tool for CSC and ADC's

Nextel Mexico customer initiates download of content at $1.00

Single Touch retains $0.70 (70%) and Nextel Mexico retains $0.30 (30%) of completed transactions.

Nextel Mexico generated $1.8 billion in overall revenue in 2007 and year to date is on a 27% growth rate.

At 10% of ARPU for data download revenue. STI would collect $126,000,000 in annual revenue.

single touch

Nextel Mexico Data Platform

- Nextel Mexico
  - 3rd largest carrier in Mexico
  - 2.2 million subscribers
  - $ 1.8b in annual revenue
  - Highest ARPU ($ 68) in Latin America
    - One of the fastest growing carriers in Mexico
  - Nextel Mexico demographics are more affluent

	Total Revenue	Data Revenue	Data as a % of Total ARPU
at&t	$43b ARPU $ 51.00	$ 8B Data ARPU $ 10.01	19.60%
verizon wireless	$44b ARPU $ 52.00	$ 7.4b ARPU $ 11.00	21.10%
NEXTEL Hablemos de negocios	$1.8b ARPU $ 68.00	NA	@ 10% = $ 180m opportunity @ 20% = $ 360m opportunity

The above figures are based on year end 2007 results

single touch

Mobile Machine – Content Delivery Technology


CoverGirl Mobile :: CoverGirl - Mozilla Firefox
File Edit View History Bookmarks Tools Help
http://www.covergirl.com/smartshop/ringtones/
ppt deck jideas
COVERGIRL
WHAT'S NEW | PRODUCTS | CONNECT WITH CG | LOOKS | TIPS | MY COVERGIRL | SPECIAL OFFERS | 0 ITEMS
SEARCH: GO | EASY FINDER: Category Product GO
Log In | Register
TRY ON MAKEUP AS YOU BROWSE THE SITE
home > shop > covergirl mobile
calling all covergirls
customize your mobile
Show your style with hot wallpapers and more from CoverGirl!
WALLPAPERS - PAGE 1 OF 1
COVERGIRL WALLPAPER 1 $0.00
COVERGIRL WALLPAPER 2 $0.00
COVERGIRL WALLPAPER 3 $0.00
COVERGIRL WALLPAPER 4 $0.00
COVERGIRL WALLPAPER 5 $0.00
MOBILEMACHINE
COVERGIRL :: WALLP
Your Mobile Number :
(i.e. 5551234567)
By providing your mobile phone number and checking the box below, you are allowing Covergirl to send you a text message even if your phone number appears on any State and/or Federal Do-Not-Call List.
Send
Help | Terms | Privacy | Opt-out
Click on the wallpaper of your choice and drag it to the Mobile Machine on the right side of the page. Enter your mobile number, click Accept, press Send and the wallpaper will be sent to your phone. Regular messaging, airtime and/or data charges may apply and will be charged to your wireless bill or deducted from your prepaid account. Participating carriers: AT&T, Sprint, Verizon, Dobson
Done

- Web to phone content delivery
- Drag-and–drop interface: taking the headache out of mobile content delivery
- Simply enter mobile number to download
- Custom text message can be added
- Send-to-friend – very viral
- Presently deployed with Covergirl and Univision

http://www.covergirl.com/smartshop/ringtones

single touch

Campaign Management

Single Touch Systems, Inc.
Anywhere 2.0
09.22.2008
04:48:35 PM
Campaigns
List Builder
Messenger
Interactive
Profile
Active
Archived
View / Edit Campaign
View / Edit Campaign
Campaign Details
Campaign Name: New Season Promotion
Campaign Started: July 27, 2005 9:06am US Pacific
Campaign Creator: Dan Flanegan
Description: This is a promotion for a the new season.
Non-Interactive Messages [create new]
Reference
Last Send
test message
[no sends]
[All Campaign Messages]
Segmentations [create new]
Reference
Last Send
Next Send
No segmentations exist for this campaign.
[All Campaign Segmentations]
Responder Groups [create new]
Group Name
Num Responders
No interactive groups exist for this campaign.
[All Campaign Responder Groups]
Interactive Polls [create new]
Poll Name
Num Questions
No polls exist for this campaign.
[All Campaign Polls]
campaign notes
February 14, 2006 11:40am US Pacific
Campaign archived.
-Patrick Lerandeau
May 23, 2006 8:18am US Pacific
Campaign Unarchived.
-Dan Flanegan
Edit Details / Add Notes
Archive Campaign
Copyright 2008 Single Touch Systems, Inc.

- Manage campaigns on ADC, SMS, WAP and Web
- Create campaigns, simple to complex interactions
- Collects rich, actionable user data for analysis & ongoing consumer dialogue
- Flexible, real-time media measurement
- Subscriber profiling and personalized messaging
- Manufacturer, retailer can monitor campaigns real- time via Web interface

Patent Position

- Twenty two patent applications filed beginning in late 2002 including:

  - Over-the-Air Provisioning of Mobile Device Settings

  - Advertising on Mobile Devices

  - Downloading Data to a Mobile Device
  - Transferring Mobile Device Data
  - Searching For Mobile Content
  - Buying Advisor
  - Rewards Program
  - Mobile Machine
  - Automatic Provisioning of Abbreviated Dial Codes
  - Pushing Coupon Values

- Filed by Fish and Richardson P.C.

single
touch

Investment Opportunities

Features		Example
PIPE	→	$2.5M to $10M Min/Max capital round at $2.50 per share. Detailed term sheet available upon request.
Shares Outstanding	→	Shares outstanding – 59,505,540 Shares outstanding (fully diluted) - 105,793,498
Warrants	→	All investors in PIPE receive 50% warrant coverage at $3.50 per share.
Strong Investor Appeal	→	Limited number of public mobile companies enables clear market differentiation and immediate demand for shares









Single Touch Is Seeking $10M

Use of Proceeds

Use of Proceeds	Minimum Offering	Maximum Offering
Capital Expenditures	$1,000,000	$2,000,000
Human Resources	$100,000	$500,000
Research & Development	$100,000	$500,000
Repayment of Related Party Debt	$710,000	$710,000
Working Capital	$290,000	$5,390,000
Total	$2,200,000	$9,100,000

single touch

STI Forecast

	2008	2009	2010
Total Revenue	$6,203,381	$88,987,157	$213,783,687
COGS	$4,401,856	$60,197,344	$151,280,507
Gross Profit	$1,801,425	$28,789,813	$62,503,180
OPEX	$8,844,550	$9,366,558	$18,475,434
Operating Income/EBIT	($7,043,124)	$19,423,255	$44,027,746
Net Income	($8,169,213)	$13,217,552	$30,164,641
Gross Margin	29.0%	32.4%	29.2%
Operating Margin	NA	21.8%	20.6%
Net Margin	NA	14.9%	14.1%

single touch

Growth Drivers

- Continued momentum for Abbreviated Dial Code's
  - Existing ADC's initiating multiple new programs
  - Growth in new ADC's
    - Pipeline holds more than 100 ADC's
  - AT&T Sales Team have innovative new product to provide to their existing toll free customers

- Mobile Coupon launch
  - Expand retail locations and coupons offered
    - Yahoo! promotes to existing Web visitors

- Nextel Mexico launch
  - Introduce data content offering to Nextel Mexico subscribers
  - Drive adoption across subscriber base

- Walmart launch of multiple mobile programs in the pipeline

single touch